Filed Pursuant to Rule 433 under the Securities Act March 25, 2008 Registration Statement: No. 333-132936

Credit Suisse,
acting through its Guernsey branch

$1,400,000,000

7.900% Tier 1 Capital Notes, (the “Notes”)

Summary Terms and Conditions

Issuer:	The Notes are issued by Credit Suisse (the “Bank”), acting through its Guernsey Branch, and are direct, unsecured and junior subordinated obligations of the Bank
Issue Ratings:	Aa3 / A / A+ (outlook stable / outlook negative / outlook stable)
Offering Price:	$25 per Note
Trade Date:	March 25, 2008
Settlement Date:	March 28, 2008 (T+3)
Maturity Date:	Perpetual
Initial Optional Redemption Date:	March 28, 2013
Aggregate Principal Amount:	$1,400,000,000
Number of Capital Notes:	56,000,000
Over-allotment Option:	A maximum of $210,000,000 additional principal amount of Notes for 30 days
Interest Payments:	7.900% per annum
Net Proceeds to Issuer:	$1,358,366,750 (assuming an underwriting compensation of 3.15% on all sales to retail, 2.00% on all sales to institutions)
Interest Payment Dates:	Quarterly in arrears on each March 15th, June 15th, September 15th, and December 15th, beginning June 15th, 2008, subject to Modified Following Business Day Convention
Day Count:	30/360
Non-Cumulative Interest:

Payments of interest on the Notes are not cumulative. Generally, all interest payments are at the Bank’s discretion if no payments have been made on the Bank’s common shares or other Tier 1 instruments in a designated preceding period, and provided that interest payments are not prohibited due to the Bank’s having insufficient distributable profits or not satisfying regulatory and solvency conditions

Optional Redemption:

In whole or in part at the option of the Bank at any time on or after the Initial Optional Redemption Date, at the par amount plus interest accrued but unpaid to the date of redemption, if any, together with any additional amounts

Special Event Redemption:	In whole but not in part, at the par amount plus interest accrued but unpaid to the date of redemption, if any, together with any additional amounts, at the option of the Bank in the event of:

• Loss of Tier 1 capital treatment or
• Certain tax events including imposition of withholding tax
Ranking:	The Notes are direct, subordinated and unsecured obligations of the Bank, ranking senior only to share capital
Conditions to Redemption:	Subject to the Bank obtaining the prior approval of the Swiss Federal Banking Commission
Gross Up:	In the event of imposition of Swiss or Guernsey withholding taxes, subject to customary exceptions
Listing:	Application will be made to list the Notes on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days of issuance.
QDI Eligibility:	Subject to certain limitations, interest paid to non-corporate U.S. holders will be QDI eligible
Form of Issuance:	SEC Registered
CUSIP:	225448 208
ISIN:	US2254482084
Joint Bookrunners:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. (Physical Books) Merrill Lynch, Pierce, Fenner, & Smith Incorporated

Wachovia Capital Markets, LLC
Senior Co-managers:	Morgan Stanley & Co. Incorporated UBS Securities LLC
Co-managers:	Banc of America Securities LLC RBC Dain Rauscher Inc.
Junior Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc.

This communication includes disclosure about the expected ratings for the issuer’s capital notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse at toll-free 1-800-221-1037 or Citi at toll-free 1-877-858-5407.